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                      May 9, 2024

       Luca Benedetto
       Chief Financial Officer
       Leopard Energy, Inc.
       Via Tomaso Rodari 6
       6900 Lugano, Switzerland

                                                        Re: Leopard Energy,
Inc.
                                                            Form 10-K for
Fiscal Year Ended July 31, 2023
                                                            File No. 000-50693

       Dear Luca Benedetto:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services